UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-43297

AIR Global PLC

(Translation of registrant’s name into English)

Festival Office Tower

Dubai Festival City, 7th Floor

Dubai

United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On July 29, 2026, AIR Global PLC (NASDAQ: AIIR) (the “Company”) announced a strategic equity investment in Greentank Innovations Corp. (“Greentank”), a global leader of advanced vaporization hardware and technology. The investment deepens the strategic partnership the two companies formed in 2023 and reflects AIR’s continued strategy of investing in product innovation, with a particular focus on its Crown Switch electronic vapes.

Under the terms of the agreement, AIR has invested USD $20 million in Greentank through the purchase of preferred shares, based on a pre-money valuation of approximately USD $170 million. AIR has also secured a warrant giving it the option to increase its ownership stake in Greentank by another 20% over the next 24 months, at a valuation of USD $250 million, reflecting AIR’s confidence in Greentank’s growth trajectory. As part of the transaction, AIR will gain the right to nominate a director to Greentank’s board, along with enhanced commercial terms, access to new technologies and long term supply assurances.

On July 29, 2026, the Company issued a press release in relation to the Company’s strategic investment in Greentank, a copy of which is furnished as Exhibit 99.1 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2026

AIR Global PLC

By: /s/ Stuart Brazier

Name: Stuart Brazier

Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Description

99.1	AIR Global PLC press release, dated July 29, 2026